Exhibit 12.2

Section 2: EX-12.2 (EX-12.2)

Doral Financial Corporation

Computation of Ratio of Earnings (Losses) to Fixed Charges and Preferred Stock Dividends

Quarter ended
March 31, 2012
Including Interest on Deposits
Earnings (Losses):
Pre-tax loss from continuing operations	$(110,020)
Plus:
Fixed Charges (excluding capitalized interest)	39,562

Total Earnings (Losses)	$(70,458)

Fixed Charges:
Interest expensed and capitalized	$38,486
Amortized premiums, discounts, and capitalized expenses related to indebtedness	262
An estimate of the interest component within rental expense	814

Total Fixed Charges	$39,562

Preferred dividends	2,415
Tax factor (based on statutory tax rate)	0.61
Preferred dividend factor	3,959

Total fixed charges and preferred stock dividends	$43,521

Ratio of Earnings (Losses) to Fixed Charges and Preferred Stock Dividends	(A )

Excluding Interest on Deposits
Earnings (Losses):
Pre-tax loss from continuing operations	$(110,020)
Plus:
Fixed Charges (excluding capitalized interest)	22,208

Total Earnings (Losses)	$(87,812)

Fixed Charges:
Interest expensed and capitalized	$21,132
Amortized premiums, discounts, and capitalized expenses related to indebtedness	262
An estimate of the interest component within rental expense	814

Total Fixed Charges	$22,208

Preferred dividends	2,415
Tax factor (based on statutory tax rate)	0.61
Preferred dividend factor	3,959

Total fixed charges and preferred stock dividends	$26,167

Ratio of Earnings (Losses) to Fixed Charges and Preferred Stock Dividends	(A )

(A)

Due to the Company’s pre-tax loss for the three month period ended March 31, 2012 the coverage ratio was less than 1:1. The Company would have to generate additional earnings of $114.0 million to achieve a ratio of 1:1 during the three month period ended March 31, 2012.